Exhibit 99.1

Zhaopin Limited Announces Changes in Board Composition

Feb 17, 2016

BEIJING, Feb. 17, 2016 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced changes to the composition of its board of directors (the "Board").

The Company announced that director Peter Everingham, currently the Managing Director of SEEK International, has been elected as the chairman of the Board and appointed as a member and chairman of the Compensation Committee of the Board, effective January 1, 2016.  Mr. Jason Lenga, who resigned as chairman of the Board and from the Compensation Committee effective January 1, 2016, continues to serve as a director.

Zhaopin also announced the appointment of Mr. Ronnie Fink as a new member of its Board effective February 16, 2016.

Mr. Ronnie Fink has been the Corporate Development Director at SEEK International since January 2015, responsible for driving SEEK's acquisition activities. Prior to that, Mr. Fink held several other roles at SEEK International since 2005. Mr. Fink holds a bachelor's degree in commerce from the University of Melbourne.

The Company also announced the resignation of Mr. John Armstrong as a director of the Company effective concurrently with Mr. Fink's appointment. Mr. Armstrong did not resign due to any disagreement with the Company on any matter relating to the Company's operations, policies, practices or otherwise.

Chairman of the Board Mr. Peter Everingham commented, "We warmly welcome Ronnie to the Board where his knowledge and experience will make him a valuable addition. We look forward to working with him in the future. We would like to express our gratitude to John for his continuous support of Zhaopin during his tenure as a director of the Company."

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company's zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended September 30, 2015, number of registered users as of September 30, 2015 and number of unique customers for the three months ended September 30, 2015. The Company's over 104.8 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2015, approximately 25.6 million job postings[1] were placed on Zhaopin's platform by 418,423 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin's users and the resumes in the Company's database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

1 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company's website may include more than one job opening or position.

For more information, please contact:

Zhaopin Limited
Ms. Daisy Wang
Investor Relations
ir@zhaopin.com.cn

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com

SOURCE Zhaopin Limited